Hines Securities, Inc.
2800 Post Oak Boulevard, Suite 4700
Houston, Texas 77056-6118

April 25, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention: Edward P. Bartz

Re:	HMS Income Fund, Inc. - Post-Effective Amendment No. 7 to Registration Statement on Form N-2, File No. 333-178548 (the “Registration Statement”)

In accordance with Rule 461 of the Securities Act of 1933, as amended, we hereby join in the request of HMS Income Fund, Inc. for the acceleration of the effective date of the Registration Statement to 4:30 p.m. Eastern Time on April 28, 2014, or as soon thereafter as is practicable.

Should you have any questions concerning this request, please contact our counsel, John A. Good, Esq. at Morrison & Foerster LLP at (202) 778-1655.

Sincerely,

HINES SECURITIES, INC.

By: /s/ Frank Apollo
Name: Frank Apollo
Title: Senior Managing Director